SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No 42)

Hyperion 2005 Investment Grade Opportunity Term Trust, Inc.
(HTO)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

448918102
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

 January  9, 2003
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)




ITEM 1	Security and Issuer
		Common Stock
		Hyperion 2005 Investment Grade Opportunity Term Trust, Inc.
		1 Liberty Plaza
		165 Broadway
		36th Floor
		New York, New York 10006
ITEM 2	Identity and Background
		a) Karpus Management, Inc., d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director, and controlling stockholder
		JoAnn Van Degriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension, and profit sharing plans, corporations,
		endowments, trust, and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past 5 years
		of any criminal proceeding (excluding traffic violations).
		e) During the last 5 years none of the Principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject
		to a judgment, decree, or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state securities
		laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated 2,280,120
		shares of HTO on behalf of accounts that are managed by KIM (?the
		Accounts?) under limited powers of attorney, which represents 13.42%
		of the outstanding shares.   All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the
		closed end fund sector, the profile of HTO fit the investment guidelines
		for various Accounts.
ITEM 5	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 1,877,570 shares, which represent 11.05% of the outstanding shares. George W. Karpus owns
1,900 shares purchased on July 5, 1996 at a price of $7.125, and sold on
December 12, 2002 at $ 9.88 (600 shares), December 13 at $ 9.88 (100 shares) , and December 31 at $ 9.89 (300 shares) and $ 9.90 (100 shares).
Sophie Karpus (Director) presently owns 725 shares purchased on
December 6,1999 at a price of $8.05 per share and sold July 2, 2001 at
$9.41 (25 shares) and $9.42 (50 shares).  KIM Profit Sharing Plan owns
2,150 shares purchased on July 22, 1997 at a price of $7.875 (1500 shares)
      & March 15, 2001 at 8.94 (750 shares), and sold on June 27, 2001 at $9.39
      (25 shares) and July 3 at $9.41 (75 shares).  Karpus Management, Inc.
      presently owns 3200 shares purchased on December 2 & 16, 1999 at a price of $8.00 per share, and sold on  December 12, 2002 at $9.88 (1000 shares) and  December 13  at $9.88 (200 shares) and December 31 at
      $9.89 (400 shares)  and $ 9.90 (200 shares).
		b) KIM has the sole power to dispose of and to vote all such Shares
		under limited powers of attorney.
		c) Open market purchases in the last 90 days for the Accounts.
		There have been no dispositions and no acquisition, other than by such
		open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
11/5/2002
-7300
9.84

12/2/2002
-9000
9.88
11/13/2002
-10000
9.85

12/4/2002
-1000
9.83
11/15/2002
-1400
9.80

12/5/2002
-20625
9.87
11/20/2002
-2900
9.85

12/6/2002
-32900
9.86
11/21/2002
-24525
9.85

12/9/2002
-1075
9.84
11/22/2002
-1550
9.85

12/11/2002
-9300
9.88
11/25/2002
-6000
9.87

12/12/2002
-8500
9.88
11/26/2002
-15000
9.85

12/13/2002
-1700
9.88
11/27/2002
-10450
9.86

12/17/2002
-2650
9.77
11/29/2002
-4000
9.88

12/20/2002
-300
9.81




12/23/2002
-2150
9.80




12/31/2002
-13150
9.90
The Accounts have the right to receive all dividends from, and any proceeds
	from the sale of the Shares.  None of the Accounts has an interest in Shares
	constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer
		Except as described above, there are no contracts, arrangement,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of the
		HTO securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable
Signature
		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
						Karpus Management, Inc.


January 9, 2003 			          By: _________________________
           Date						         Signature
						       George W. Karpus, President
							        Name /Title